April 23, 2007
VIA EDGAR AND FACSIMILE
Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Zila, Inc. Registration Statement on Form S-3 Filed on January 12, 2007 File No. 333-139967
Dear Ms. Barros:
     This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated April 11, 2007, on the Zila, Inc. (“Zila”) Registration Statement on Form S-3, File No. 333-139967, which was filed on January 12, 2007 (the “Registration Statement”). Zila is filing herewith Pre-Effective Amendment No. 1 to the Registration Statement. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
General
     Staff Comment:
     1. Please provide us your analysis as to whether the company was eligible to register a primary offering on Form S-3 at the time of filing of the registration statement.
     Company Response:
     General Instruction I.B.1 to Form S-3 provides that Form S-3 can be used by a registrant to register a primary offering if the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The instruction to General Instruction I.B.1 to Form S-3 provides that the aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of the filing.

     As an initial matter, the only class of common equity of Zila is its shares of common stock, par value $0.001 per share (the “Common Stock”). The Registration Statement was filed on January 12, 2007. As of December 15, 2006, which is a date within 60 days prior to the filing of the Registration Statement, Zila had 62,022,593 total shares of Common Stock outstanding. Of these shares, 350,842 shares were held by “affiliates” of Zila, as that term is defined by Rule 405 promulgated under the Securities Act of 1933, as amended. Accordingly, as of December 15, 2006, Zila had 61,671,751 shares of Common Stock outstanding that were held by persons other than affiliates of Zila.
     Based on a closing price of Zila’s Common Stock on the NASDAQ Global Market on December 15, 2006 of $2.58 per share, the aggregate market value of the voting and non-voting common equity held by non-affiliates of Zila was approximately $159,113,118. Accordingly, Zila is eligible to use Form S-3 to register a primary offering.
     Staff Comment:
     2. Please revise your prospectus to identify the selling stockholders in this offering as underwriters in the registration statement.
     Company Response:
     In accordance with discussions between the Staff and Zila the prospectus has been revised to remove Atlas Master Fund, Ltd., SF Capital Partners Ltd., Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd, Visium Long Bias Fund, LP, and Visium Long Bias Offshore Fund, from the Registration Statement. Based on discussions with the staff, the Company is of the understanding that no other selling stockholders listed in the Registration Statement need to be identified as underwriters.
     Staff Comment:
     3. Please revise your prospectus to provide the disclosure you provided to us in your response letter dated March 27, 2007 in response to our comments.
     The prospectus has been revised to provide the disclosures provided by Zila to the Staff in Zila’s letter, dated March 27, 2007, which responded to comments received from the Staff.
* * *
     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 266-6700.

Very truly yours, Zila, Inc.
/s/ Lawrence A. Gyenes
Lawrence A. Gyenes
Chief Financial Officer

cc: Jeffrey P. Riedler, Assistant Director